ECARX Announces Settlement in Full of Senior Convertible Note at Maturity
London, October 30, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence business, today announced that the US$50 million senior convertible note (the “Note”) issued to a U.S. based institutional investor (the “Investor”) under the securities purchase agreement, dated October 30, 2025 between the Investor and the Company (the “Securities Purchase Agreement”), have matured on October 30, 2026 and that the Company has settled in full all amounts outstanding thereunder.
On the maturity date, the Note was repaid in full and cancelled in accordance with its terms, and no notes issued under the Securities Purchase Agreement remain outstanding. As previously announced, the Company and the Investor also entered into a limited waiver agreement, dated October 14, 2026 (the “Waiver Agreement”), under which the Investor irrevocably waived all of its rights to deliver any additional closing notice and to purchase, or to require the Company to issue and sell, any additional notes at any additional closing under the Securities Purchase Agreement . The Company has paid the US$10 million waiver consideration to the Investor in full. As a result, the Waiver Agreement has become effective in accordance with its terms and no further notes will be issued under the Securities Purchase Agreement.

Dylan Jeng, CFO commented:
“The remaining balance was paid in cash, in line with our commitment to protecting shareholder value and limiting dilution. Together with the termination of the additional notes earlier this month, this simplifies our capital structure and gives us greater financial flexibility as we focus on executing our growth strategy and improving profitability.”

About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.
As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed across over 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.

Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.
Safe Harbor Statement
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com